SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Franchise Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35180X105
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell Leaf, Esq.
Daniel Mun, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099 (212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35180X105	13D	Page 2 of 6
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
8,783,317.33 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
8,783,317.33 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,783,317.33 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.99%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 35,168,659.00 shares of Common Stock outstanding.

CUSIP No. 35180X105	13D	Page 3 of 6
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
8,783,317.33 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
8,783,317.33 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,783,317.33 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.99%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 35,168,659.00 shares of Common Stock outstanding.

CUSIP No. 35180X105	13D	Page 4 of 6
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
3,939,099.03 shares
(8) SHARED VOTING POWER
10,955,534.33 shares
(9) SOLE DISPOSITIVE POWER
3,939,099.03 shares
(10) SHARED DISPOSITIVE POWER
10,955,534.33 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,894,633.36 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.38%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 35,168,659.00 shares of Common Stock outstanding.

Explanatory Note

This Amendment No. 14 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2018 (as amended by Amendment No. 1 to the Schedule 13D filed on August 9, 2018, Amendment No. 2 to the Schedule 13D filed on May 6, 2019, Amendment No. 3 to Schedule 13D filed on May 17, 2019, Amendment No. 4 to the Schedule 13D filed on July 11, 2019, Amendment No. 5 to the Schedule 13D filed on August 8, 2019, Amendment No. 6 to the Schedule 13D filed on August 28, 2019, Amendment No. 7 to the Schedule 13D filed on October 1, 2019, Amendment No. 8 to the Schedule 13D filed on October 24, 2019, Amendment No. 9 to the Schedule 13D filed on December 17, 2019, Amendment No. 10 filed on January 3, 2020, Amendment No. 11 filed on January 31, 2020, Amendment No. 12 filed on March 27, 2020, and Amendment No. 13 filed on April 3, 2020, this “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in this Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented to include the following:

As more fully described herein, on April 24, 2020, Brian Kahn and Lauren Kahn, tenants by the entirety, purchased 150,000 shares of Common Stock from Dialectic Antithesis Partners, LP (“Dialectic”) for an aggregate purchase price of $1,500,000. Brian Kahn and Lauren Kahn used borrowed funds from a third party lender to make such purchase.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On April 24, 2020, Brian Kahn and Lauren Kahn, tenants by the entirety, entered into a Share Purchase Agreement (the “Secondary Share Purchase Agreement”) with Dialectic, pursuant to which Brian Kahn and Lauren Kahn, tenants by the entirety, purchased 150,000 shares of Common Stock from Dialectic for an aggregate purchase price of $1,500,000. The transactions contemplated by the Secondary Share Purchase Agreement were completed on April 24, 2020.

The foregoing description of the Secondary Share Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the complete text of the Secondary Share Purchase Agreement, a copy of which is filed as Exhibit 28 hereto and incorporated herein by reference.

Also on April 24, 2020, an Investment Vehicle, Vintage RTO, L.P., distributed 2,233,218.53 shares of Common Stock previously owned by such Investment Vehicle to its limited partners, pro rata based each limited partner’s economic ownership interest in such Investment Vehicle (the “April 2020 Distribution”). In connection with the April 2020 Distribution, as limited partners of the applicable Investment Vehicle, Brian Kahn and Laurent Kahn, tenants by the entirety, received a pro rata distribution of 1,022,217.00 shares of Common Stock from such Investment Vehicle.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on April 24, 2020, the Reporting Persons beneficially owned, in the aggregate, 14,894,633.36 shares of Common Stock, representing approximately 42.38% of the outstanding shares of Common Stock. The percentage in this paragraph and elsewhere in this Schedule 13D relating to beneficial ownership of Common Stock is based on 35,168,659.00 shares of Common Stock outstanding.

12,721,043.36 of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons are held by the Investment Vehicles. The Reporting Persons or some of them, directly or indirectly, control the Investment Vehicles and therefore may be deemed to have beneficial ownership over the shares of Common Stock owned thereby. The Reporting Persons disclaim beneficial ownership of such shares for all other purposes. 2,172,217.00 of the shares of Common Stock are held by Brian Kahn and Lauren Kahn as tenants by the entirety and 1,373.00 of the shares of Common Stock are held by Brian Kahn.

(c)

On March 26, 2020, in accordance with the New Holdco LLC Agreement and the Certificate of Designation, one of the Investment Vehicles elected to cause New Holdco and the Issuer to redeem (i) 3,937,726.03 New Holdco Units and (ii) 787,545.21 shares of Preferred Stock, respectively, in exchange for 3,937,726.03 shares of Common Stock

On April 1, 2020, in accordance with the New Holdco LLC Agreement and the Certificate of Designation, one of the Investment Vehicles elected to cause New Holdco and the Issuer to redeem (i) 2,233,218.53 New Holdco Units and (ii) 446,643.71 shares of Preferred Stock, respectively, in exchange for 2,233,218.53 shares of Common Stock.

The transactions described in Item 4 are incorporated herein by reference.

Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d)       Except for entities that are directly or indirectly controlled by the Reporting Persons, or as otherwise described herein, no person other than the Reporting Persons (individually, directly or indirectly, and with Lauren Kahn as tenants by the entirety) is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

All information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following:

28.       Secondary Share Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2020

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn